Exhibit 99.3

Cameco Corporation

2016 condensed consolidated interim financial statements

(unaudited)

July 27, 2016

Cameco Corporation

Consolidated statements of earnings

(Unaudited)		Three months ended		Six months ended
($Cdn thousands, except per share amounts)	Note	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Revenue from products and services		$466,397	$564,521	$874,647	$1,130,288
Cost of products and services sold		306,401	346,502	552,226	722,873
Depreciation and amortization		117,306	65,044	161,616	125,278

Cost of sales		423,707	411,546	713,842	848,151

Gross profit		42,690	152,975	160,805	282,137
Administration		60,596	49,441	112,772	91,672
Impairment charge	4	124,368	—	124,368	5,688
Exploration		11,549	11,494	26,899	23,272
Research and development		1,798	1,467	2,761	3,294
Loss on disposal of assets		5,212	462	8,594	444

Earnings (loss) from operations		(160,833)	90,111	(114,589)	157,767
Finance costs	11	(31,488)	(25,104)	(58,893)	(50,336)
Gain (loss) on derivatives	17	(11,340)	32,748	76,129	(109,633)
Finance income		884	1,567	2,507	3,770
Share of loss from equity-accounted investees		—	(1,386)	—	(1,368)
Other income (expense)	12	3,182	(14,424)	(18,533)	28,085

Earnings (loss) before income taxes		(199,595)	83,512	(113,379)	28,285
Income tax recovery	13	(64,546)	(4,524)	(55,896)	(49,911)

Net earnings (loss)		(135,049)	88,036	(57,483)	78,196

Net earnings (loss) attributable to:
Equity holders		$(137,368)	$88,037	$(59,343)	$79,134
Non-controlling interest		2,319	(1)	1,860	(938)

Net earnings (loss)		$(135,049)	$88,036	$(57,483)	$78,196

Earnings (loss) per common share attributable
Basic	14	$(0.35)	$0.22	$(0.15)	$0.20

Diluted	14	$(0.35)	$0.22	$(0.15)	$0.20

See accompanying notes to condensed consolidated interim financial statements.

2 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of comprehensive income

(Unaudited)		Three months ended		Six months ended
($Cdn thousands)	Note	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Net earnings (loss)		$(135,049)	$88,036	$(57,483)	$78,196
Other comprehensive income (loss), net of taxes	13
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(21,442)	(15,501)	(96,452)	50,538
Unrealized gains (losses) on available-for-sale assets[1]		434	(22)	1,735	22

Other comprehensive income (loss), net of taxes		(21,008)	(15,523)	(94,717)	50,560

Total comprehensive income (loss)		$(156,057)	$72,513	(152,200)	128,756

Other comprehensive income (loss) attributable to:
Equity holders		$(21,021)	$(15,543)	$(94,875)	$50,580
Non-controlling interest		13	20	158	(20)

Other comprehensive income (loss) for the period		$(21,008)	$(15,523)	$(94,717)	$50,560

Total comprehensive income (loss) attributable to:
Equity holders		$(158,389)	$72,495	$(154,218)	$129,714
Non-controlling interest		2,332	18	2,018	(958)

Total comprehensive income (loss) for the period		$(156,057)	$72,513	$(152,200)	$128,756

[1]	Net of tax (Q2 2016 - $66; Q2 2015 - $(3); 2016 - $266; 2015 - $3)

See accompanying notes to condensed consolidated interim financial statements.

2016 SECOND QUARTER REPORT 3

Cameco Corporation

Consolidated statements of financial position

(Unaudited)		As at
($Cdn thousands)	Note	Jun 30/16	Dec 31/15
Assets
Current assets
Cash and cash equivalents		$131,527	$458,604
Accounts receivable		122,617	246,865
Current tax assets		2,304	493
Inventories	5	1,558,986	1,285,266
Supplies and prepaid expenses		194,970	180,544
Current portion of long-term receivables, investments and other	6	43,002	12,193

Total current assets		2,053,406	2,183,965

Property, plant and equipment		5,021,444	5,228,160
Goodwill and intangible assets		202,813	217,130
Long-term receivables, investments and other	6	483,182	449,236
Investments in equity-accounted investees		—	2,472
Deferred tax assets		781,206	713,674

Total non-current assets		6,488,645	6,610,672

Total assets		$8,542,051	$8,794,637

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$245,056	$317,856
Current tax liabilities		13,531	56,494
Short-term debt	7	234,745	—
Dividends payable		39,579	39,579
Current portion of other liabilities	8	84,839	241,113
Current portion of provisions	9	34,141	16,595

Total current liabilities		651,891	671,637

Long-term debt		1,492,770	1,492,237
Other liabilities	8	91,449	132,142
Provisions	9	962,347	918,163
Deferred tax liabilities		28,436	35,179

Total non-current liabilities		2,575,002	2,577,721

Shareholders’ equity
Share capital		1,862,646	1,862,646
Contributed surplus		210,345	209,115
Retained earnings		3,103,408	3,241,902
Other components of equity		138,482	233,357

Total shareholders’ equity attributable to equity holders		5,314,881	5,547,020
Non-controlling interest		277	(1,741)

Total shareholders’ equity		5,315,158	5,545,279

Total liabilities and shareholders’ equity		$8,542,051	$8,794,637

Commitments and contingencies [notes 9, 13]

See accompanying notes to condensed consolidated interim financial statements.

4 CAMECO CORPORATION

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Available- for-sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2016	$1,862,646	$209,115	$3,241,902	$233,918	$(561)	$5,547,020	$(1,741)	$5,545,279
Net earnings (loss)	—	—	(59,343)	—	—	(59,343)	1,860	(57,483)
Other comprehensive income (loss) for the period	—	—	—	(96,610)	1,735	(94,875)	158	(94,717)

Total comprehensive income (loss) for the period	—	—	(59,343)	(96,610)	1,735	(154,218)	2,018	(152,200)

Share-based compensation	—	8,232	—	—	—	8,232	—	8,232
Share options exercised	—	(7,002)	—	—	—	(7,002)	—	(7,002)
Dividends	—	—	(79,151)	—	—	(79,151)	—	(79,151)

Balance at June 30, 2016	$1,862,646	$210,345	$3,103,408	$137,308	$1,174	$5,314,881	$277	$5,315,158

Balance at January 1, 2015	$1,862,646	$196,815	$3,333,099	$51,667	$(583)	$5,443,644	$160	$5,443,804
Net earnings (loss)	—	—	79,134	—	—	79,134	(938)	78,196
Other comprehensive income (loss) for the period	—	—	—	50,558	22	50,580	(20)	50,560

Total comprehensive income (loss) for the period	—	—	79,134	50,558	22	129,714	(958)	128,756

Share-based compensation	—	9,141	—	—	—	9,141	—	9,141
Share options exercised	—	(4,553)	—	—	—	(4,553)	—	(4,553)
Dividends	—	—	(79,155)	—	—	(79,155)	—	(79,155)

Balance at June 30, 2015	$1,862,646	$201,403	$3,333,078	$102,225	$(561)	$5,498,791	$(798)	$5,497,993

See accompanying notes to condensed consolidated interim financial statements.

2016 SECOND QUARTER REPORT 5

Cameco Corporation

Consolidated statements of cash flows

(Unaudited) ($Cdn thousands)	Note	Three months ended		Six months ended
		Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Operating activities
Net earnings (loss)		$(135,049)	$88,036	$(57,483)	$78,196
Adjustments for:
Depreciation and amortization		117,306	65,044	161,616	125,278
Deferred charges		(94,927)	(20,321)	(92,608)	(18,931)
Unrealized loss (gain) on derivatives		22,610	(62,550)	(129,191)	46,260
Share-based compensation	16	3,555	4,168	8,232	9,141
Loss on disposal of assets		5,212	462	8,594	444
Finance costs	11	31,488	25,104	58,893	50,336
Finance income		(884)	(1,567)	(2,507)	(3,770)
Share of loss in equity-accounted investees		—	1,386	—	1,368
Impairment charges	4	124,368	—	124,368	5,688
Other expense (income)	12	(3,181)	14,437	18,550	(27,774)
Income tax recovery	13	(64,546)	(4,524)	(55,896)	(49,911)
Interest received		281	1,312	1,308	3,203
Income taxes paid		(9,969)	(4,054)	(90,766)	(96,199)
Other operating items	15	(47,163)	(172,061)	(280,766)	(54,900)

Net cash provided by (used in) operations		(50,899)	(65,128)	(327,656)	68,429

Investing activities
Additions to property, plant and equipment		(61,739)	(97,492)	(113,244)	(195,094)
Decrease (increase) in long-term receivables, investments and other		(1,609)	(2,052)	(1,275)	1,938
Proceeds from sale of property, plant and equipment		1,742	14	1,844	96

Net cash used in investing		(61,606)	(99,530)	(112,675)	(193,060)

Financing activities
Increase in debt		105,236	—	234,745	—
Decrease in debt		—	(5)	—	(5)
Interest paid		(21,432)	(20,518)	(35,607)	(34,695)
Dividends paid		(39,579)	(39,579)	(79,151)	(79,155)

Net cash provided by (used in) financing		44,225	(60,102)	119,987	(113,855)

Decrease in cash and cash equivalents, during the period		(68,280)	(224,760)	(320,344)	(238,486)
Exchange rate changes on foreign currency cash balances		442	(2,265)	(6,733)	2,765
Cash and cash equivalents, beginning of period		199,365	557,887	458,604	566,583

Cash and cash equivalents, end of period		$131,527	$330,862	$131,527	$330,862

Cash and cash equivalents is comprised of:
Cash				44,814	71,876
Cash equivalents				86,713	258,986

Cash and cash equivalents				$131,527	$330,862

See accompanying notes to condensed consolidated interim financial statements.

6 CAMECO CORPORATION

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended June 30, 2016 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2015.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on July 27, 2016.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments at fair value through profit and loss	Fair value
Non-derivative financial instruments at fair value through profit and loss	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

2016 SECOND QUARTER REPORT 7

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2015 consolidated financial statements.

3.	Accounting standards

New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the period ended June 30, 2016 and have not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt any of the following amendments to existing standards and does not expect the amendments to have a material impact on the financial statements, unless otherwise noted.

i.	Revenue

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The extent of the impact of adoption of IFRS 15 has not yet been determined.

ii.	Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets, a new expected credit loss model for calculating impairment on financial assets and new hedge accounting requirements. It also carries forward, from IAS 39, guidance on recognition and derecognition of financial instruments.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not intend to early adopt IFRS 9. The extent of the impact of adoption of IFRS 9 has not yet been determined.

iii.	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined.

4.	Impairment

During the quarter, production was suspended at our Rabbit Lake operation and curtailed at Cameco Resources’ US operations by deferring all wellfield development. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considers this to be an indicator that the assets of the cash generating units could potentially be impaired and accordingly, we are required to estimate the recoverable amount of these assets.

We determined that the recoverable amount of the assets in the US cash generating unit was higher than the carrying value. The carrying value of the assets, net of the provision for reclamation, is approximately $43,800,000 ($33,700,000 (US)).

An impairment charge of $124,368,000 was recognized relating to our Rabbit Lake operation in northern Saskatchewan, which is part of the uranium segment. The charge was for the full carrying value of this cash generating unit. The recoverable amount of the mine and mill was based on a fair value less costs to sell model, which incorporated the future cash flows, including care and maintenance costs, expected to be derived from the operation. It is categorized as a non-recurring level 3 fair value measurement.

8 CAMECO CORPORATION

The discount rate used in the fair value less costs to sell calculation was 8% and was determined based on a market participant’s incremental borrowing cost, adjusted for the marginal return that the participant would expect to use on an investment in the mine and mill. Other key assumptions include uranium price forecasts and operating and capital cost forecasts. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s expectation of prices that a market participant would use. Operating and capital cost forecasts have been determined based on management’s internal cost estimates.

5.	Inventories

	Jun 30/16	Dec 31/15
Uranium
Concentrate	$1,186,465	$887,083
Broken ore	37,071	41,722

	1,223,536	928,805
NUKEM	174,322	216,361
Fuel services	161,128	140,100

Total	$1,558,986	$1,285,266

In the second quarter of 2015, commercial production was achieved at Cameco’s Cigar Lake operation. Effective May 1, 2015, we commenced charging all production costs, including depreciation, to inventory and subsequently recognizing in cost of sales as the product is sold.

Cameco expensed $350,958,000 of inventory as cost of sales during the second quarter of 2016 (2015 - $395,445,000). For the six months ended June 30, 2016, Cameco expensed $612,542,000 of inventory as cost of sales (2015 - $813,654,000). Included in cost of sales for the period ended June 30, 2016, is a $13,700,000 net write-down of NUKEM inventory to reflect net realizable value (June 30, 2015 - net recovery of $2,800,000).

NUKEM enters into financing arrangements where future receivables arising from certain sales contracts are sold to financial institutions in exchange for cash. These arrangements require NUKEM to satisfy its delivery obligations under the sales contracts, which are recognized as deferred sales (note 8). In addition, NUKEM is required to pledge the underlying inventory as security against these performance obligations. As of June 30, 2016, NUKEM had $9,464,000 ($7,275,000 (US)) of inventory pledged as security under financing arrangements ((December 31, 2015 - $97,945,000 ($70,770,000 (US)).

6.	Long-term receivables, investments and other

	Jun 30/16	Dec 31/15
Investments in equity securities [note 17]	$12,443	$938
Derivatives [note 17]	35,707	11,143
Advances receivable from JV Inkai LLP [note 19]	83,744	87,188
Investment tax credits	93,237	93,972
Amounts receivable related to tax dispute [note 13]	264,042	232,614
Other	37,011	35,574

	526,184	461,429
Less current portion	(43,002)	(12,193)

Net	$483,182	$449,236

2016 SECOND QUARTER REPORT 9

7.	Short-term debt

At June 30, 2016, we had $234,745,000 (December 31, 2015—nil) in short-term debt outstanding on our $1,250,000,000 unsecured revolving credit facility, bearing interest at an average rate of 1.30%.

8.	Other liabilities

	Jun 30/16	Dec 31/15
Deferred sales	$38,384	$132,904
Derivatives [note 17]	62,884	168,236
Accrued pension and post-retirement benefit liability	65,197	64,135
Other	9,823	7,980

	176,288	373,255
Less current portion	(84,839)	(241,113)

Net	$91,449	$132,142

Deferred sales includes $11,383,000 ($8,750,000 (US)) of performance obligations relating to financing arrangements entered into by NUKEM (December 31, 2015 - $110,749,000 ($80,021,000 (US))) (note 5).

9.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$917,034	$17,724	$934,758
Changes in estimates and discount rates	73,947	1,380	75,327
Provisions used during the period	(3,846)	(73)	(3,919)
Unwinding of discount	11,107	44	11,151
Impact of foreign exchange	(20,829)	—	(20,829)

End of period	$977,413	$19,075	$996,488

Current	27,169	6,972	34,141
Non-current	950,244	12,103	962,347

	$977,413	$19,075	$996,488

10.	Share capital

At June 30, 2016, there were 395,792,522 common shares outstanding. Options in respect of 8,743,788 shares are outstanding under the stock option plan and are exercisable up to 2024. For the quarters and six month periods ended June 30, 2016 and June 30, 2015, there were no options that were exercised resulting in the issuance of shares.

11.	Finance costs

	Three months ended		Six months ended
	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Interest on long-term debt	$19,174	$18,717	$37,987	$37,258
Unwinding of discount on provisions	5,502	4,873	11,151	10,099
Other charges	6,329	1,514	9,234	2,961
Interest on short-term debt	483	—	521	18

Total	$31,488	$25,104	$58,893	$50,336

10 CAMECO CORPORATION

12.	Other income (expense)

	Three months ended		Six months ended
	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Foreign exchange gains (losses)	$3,179	$(14,437)	$(25,584)	$27,774
Gain on change in investment accounting	—	—	7,032	—
Other	3	13	19	311

Total	$3,182	$(14,424)	$(18,533)	$28,085

In the first quarter of 2016, Cameco’s share in one of its associates decreased such that equity accounting was no longer appropriate. As a result, the difference between its carrying value and fair value was recognized in other income. As an available-for-sale investment, future changes in fair value are being recognized in other comprehensive income.

13.	Income taxes

	Three months ended		Six months ended
	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Earnings (loss) before income taxes
Canada	$(264,571)	$(106,920)	$(247,451)	$(317,265)
Foreign	64,976	190,432	134,072	345,550

	$(199,595)	$83,512	$(113,379)	$28,285

Current income taxes
Canada	$2,792	$313	$1,974	$1,222
Foreign	7,449	12,564	13,137	21,266

	$10,241	$12,877	$15,111	$22,488
Deferred income taxes (recovery)
Canada	$(69,325)	$(17,858)	$(67,798)	$(72,345)
Foreign	(5,462)	457	(3,209)	(54)

	$(74,787)	$(17,401)	$(71,007)	$(72,399)

Income tax recovery	$(64,546)	$(4,524)	$(55,896)	$(49,911)

Cameco has recorded $781,206,000 of deferred tax assets (December 31, 2015—$713,674,000). Based on projections of future income, realization of these deferred tax assets is probable and consequently a deferred tax asset has been recorded.

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2010, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $3,400,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2010 in the amount of $292,400,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances or provide security on receipt of the reassessments.

2016 SECOND QUARTER REPORT 11

Using the methodology we believe that CRA will continue to apply and including the $3,400,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $7,400,000,000 for the years 2003 through 2015, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,200,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2010. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,500,000,000 and $1,700,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $750,000,000 and $850,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. Recently, the CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $264,042,000 already paid as at June 30, 2016 (December 31, 2015—$232,614,000) (note 6). In addition to the cash remitted, we have provided $340,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

The case on the 2003, 2005 and 2006 reassessments is expected to go to trial in the fourth quarter of 2016. If this timing is adhered to, we expect to have a Tax Court decision within six to 18 months after the trial is complete.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted or secured as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $52,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

United States

We have received Revenue Agent’s Reports (RARs) from the Internal Revenue Service (IRS) for the taxation years 2009 to 2012, challenging the transfer pricing used under certain intercompany transactions. The RARs list the IRS’ proposed adjustments to taxable income and calculate the tax and penalties owing based on the proposed adjustments.

The proposed adjustments reflected in the RARs are focused on transfer pricing in respect of certain intercompany transactions within our corporate structure. The IRS asserts that a portion of the non-US income reported under our corporate structure and taxed outside the US should be recognized and taxed in the US.

The proposed adjustments result in an increase in taxable income in the US of approximately $419,000,000 (US) and a corresponding increased income tax expense of approximately $122,000,000 (US) for the 2009 through 2012 taxation years, with interest being charged thereon. In addition, the IRS proposed cumulative penalties of approximately $8,000,000 (US) in respect of the adjustment. Having regard to advice from its external advisors, management believes that the conclusions of the IRS in the RARs are incorrect and is contesting them in an administrative appeal of the proposed adjustments. No cash payments are required while pursuing an administrative appeal. Management believes that the ultimate resolution of this matter will not be material to our financial position, results of operations or liquidity in the year(s) of resolution.

12 CAMECO CORPORATION

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2016 was 395,792,522 (2015 - 395,792,522).

	Three months ended		Six months ended
	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(137,368)	$88,037	$(59,343)	$79,134
Weighted average common shares outstanding	395,793	395,793	395,793	395,793

Basic earnings (loss) per common share	$(0.35)	$0.22	$(0.15)	$0.20

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$(137,368)	$88,037	$(59,343)	$79,134
Weighted average common shares outstanding	395,793	395,793	395,793	395,793
Dilutive effect of stock options	—	5	—	—

Weighted average common shares outstanding, assuming dilution	395,793	395,798	395,793	395,793

Diluted earnings (loss) per common share	$(0.35)	$0.22	$(0.15)	$0.20

15.	Statements of cash flows

	Three months ended		Six months ended
	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Changes in non-cash working capital:
Accounts receivable	$8,146	$190,690	$119,222	$297,772
Inventories	6,451	(199,201)	(294,353)	(285,048)
Supplies and prepaid expenses	(16,613)	(12,313)	(15,429)	(23,195)
Accounts payable and accrued liabilities	(41,718)	(150,404)	(82,163)	(50,180)
Reclamation payments	(1,943)	(2,524)	(3,919)	(4,077)
Other	(1,486)	1,691	(4,124)	9,828

Other operating items	$(47,163)	$(172,061)	$(280,766)	$(54,900)

16.	Share-based compensation plans

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,079 shares have been issued.

2016 SECOND QUARTER REPORT 13

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of June 30, 2016, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 899,303 (December 31, 2015—791,071).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market or cash, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of June 30, 2016, the total number of RSUs held by the participants was 627,360 (December 31, 2015—479,320).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended		Six months ended
	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Stock option plan	$906	$1,065	$3,453	$3,676
Performance share unit plan	1,368	1,898	2,394	3,325
Restricted share unit plan	1,281	1,205	2,385	2,140

	$3,555	$4,168	$8,232	$9,141

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

14 CAMECO CORPORATION

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	1,273,340	411,490	329,422
Average strike price	$16.38	—	$16.46
Expected dividend	$0.40	—	—
Expected volatility	32%	31%	—
Risk-free interest rate	0.7%	0.5%	—
Expected life of option	4.7 years	3.0 years	—
Expected forfeitures	7%	5%	8%
Weighted average grant date fair values	$3.49	$16.35	$16.46

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

17.	Financial instruments and related risk management

A.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

2016 SECOND QUARTER REPORT 15

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at June 30, 2016

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$23,004	$—	$23,004	$23,004
Interest rate contracts	10,933	—	10,933	10,933
Uranium contracts	1,770	—	1,770	1,770
Investments in equity securities [note 6]	12,443	12,443	—	12,443
Derivative liabilities [note 8]
Foreign currency contracts	(39,296)	—	(39,296)	(39,296)
Uranium contracts	(23,588)	—	(23,588)	(23,588)
Long-term debt	(1,492,770)	—	(1,805,054)	(1,805,054)

Net	$(1,507,504)	$12,443	$(1,832,231)	$(1,819,788)

As at December 31, 2015

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 6]
Foreign currency contracts	$360	$—	$360	$360
Interest rate contracts	10,783	—	10,783	10,783
Investments in equity securities [note 6]	938	938	—	938
Derivative liabilities [note 8]
Foreign currency contracts	(167,420)	—	(167,420)	(167,420)
Uranium contracts	(816)	—	(816)	(816)
Long-term debt	(1,492,237)	—	(1,786,567)	(1,786,567)

Net	$(1,648,392)	$938	$(1,943,660)	$(1,942,722)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 0.5% to 1.7% (2015—0.6% to 2.2%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

16 CAMECO CORPORATION

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

C.	Financial instruments not measured at fair value

The carrying value of Cameco’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and short-term debt approximates its fair value as a result of the short-term nature of the instruments.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Jun 30/16	Dec 31/15
Non-hedge derivatives:
Foreign currency contracts	$(16,292)	$(167,060)
Interest rate contracts	10,933	10,783
Uranium contracts	(21,818)	(816)

Net	$(27,177)	$(157,093)

Classification:
Current portion of long-term receivables, investments and other [note 6]	$28,022	$3,823
Long-term receivables, investments and other [note 6]	7,685	7,320
Current portion of other liabilities [note 8]	(43,960)	(168,236)
Other liabilities [note 8]	(18,924)	—

Net	$(27,177)	$(157,093)

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended		Six months ended
	Jun 30/16	Jun 30/15	Jun 30/16	Jun 30/15
Non-hedge derivatives
Foreign currency contracts	$(8,174)	$33,744	$96,051	$(117,934)
Interest rate contracts	96	(1,381)	1,832	7,715
Uranium contracts	(3,262)	—	(21,754)	—
Other	—	385	—	586

Net	$(11,340)	$32,748	$76,129	$(109,633)

2016 SECOND QUARTER REPORT 17

18.	Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

18 CAMECO CORPORATION

Business segments

For the three months ended June 30, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$256,162	$80,860	$128,983	$392	$466,397
Expenses
Cost of products and services sold	165,620	53,876	86,400	505	306,401
Depreciation and amortization	52,675	8,218	52,667	3,746	117,306

Cost of sales	218,295	62,094	139,067	4,251	423,707

Gross profit (loss)	37,867	18,766	(10,084)	(3,859)	42,690
Administration	—	—	3,594	57,002	60,596
Impairment charge	124,368	—	—	—	124,368
Exploration	11,549	—	—	—	11,549
Research and development	—	—	—	1,798	1,798
Loss on disposal of assets	5,205	—	7	—	5,212
Finance costs	—	—	2,541	28,947	31,488
Loss (gain) on derivatives	—	—	(1,107)	12,447	11,340
Finance income	—	—	(28)	(856)	(884)
Other income	—	—	(296)	(2,886)	(3,182)

Earnings (loss) before income taxes	(103,255)	18,766	(14,795)	(100,311)	(199,595)
Income tax recovery					(64,546)

Net loss					$(135,049)

For the three months ended June 30, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$423,628	$69,860	$80,835	$(9,802)	$564,521
Expenses
Cost of products and services sold	251,198	44,261	61,295	(10,252)	346,502
Depreciation and amortization	45,929	6,168	8,524	4,423	65,044

Cost of sales	297,127	50,429	69,819	(5,829)	411,546

Gross profit (loss)	126,501	19,431	11,016	(3,973)	152,975
Administration	—	—	3,621	45,820	49,441
Exploration	11,494	—	—	—	11,494
Research and development	—	—	—	1,467	1,467
Loss on disposal of assets	419	40	3	—	462
Finance costs	—	—	1,119	23,985	25,104
Gain on derivatives	—	—	(487)	(32,261)	(32,748)
Finance income	—	—	(1)	(1,566)	(1,567)
Share of loss from equity-accounted investees	1,386	—	—	—	1,386
Other expense (income)	(12)	—	(340)	14,776	14,424

Earnings (loss) before income taxes	113,214	19,391	7,101	(56,194)	83,512
Income tax recovery					(4,524)

Net earnings					$88,036

2016 SECOND QUARTER REPORT 19

For the six months ended June 30, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$602,669	$140,095	$130,949	$934	$874,647
Expenses
Cost of products and services sold	368,868	94,344	88,459	555	552,226
Depreciation and amortization	85,484	13,869	52,874	9,389	161,616

Cost of sales	454,352	108,213	141,333	9,944	713,842

Gross profit (loss)	148,317	31,882	(10,384)	(9,010)	160,805
Administration	—	—	13,326	99,446	112,772
Impairment charge	124,368	—	—	—	124,368
Exploration	26,899	—	—	—	26,899
Research and development	—	—	—	2,761	2,761
Loss on disposal of assets	8,566	—	28	—	8,594
Finance costs	—	—	3,980	54,913	58,893
Gain on derivatives	—	—	(612)	(75,517)	(76,129)
Finance income	—	—	(329)	(2,178)	(2,507)
Other expense (income)	(7,032)	—	529	25,036	18,533

Earnings (loss) before income taxes	(4,484)	31,882	(27,306)	(113,471)	(113,379)
Income tax recovery					(55,896)

Net loss					$(57,483)

For the six months ended June 30, 2015

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$791,495	$136,232	$177,939	$24,622	$1,130,288
Expenses
Cost of products and services sold	455,447	96,301	148,204	22,921	722,873
Depreciation and amortization	96,054	12,847	8,023	8,354	125,278

Cost of sales	551,501	109,148	156,227	31,275	848,151

Gross profit (loss)	239,994	27,084	21,712	(6,653)	282,137
Administration	—	—	7,085	84,587	91,672
Impairment charge	5,688	—	—	—	5,688
Exploration	23,272	—	—	—	23,272
Research and development	—	—	—	3,294	3,294
Loss on disposal of assets	413	28	3	—	444
Finance costs	—	—	2,303	48,033	50,336
Loss (gain) on derivatives	—	—	(767)	110,400	109,633
Finance income	—	—	(1)	(3,769)	(3,770)
Share of loss from equity-accounted investees	1,368	—	—	—	1,368
Other expense (income)	(312)	—	258	(28,031)	(28,085)

Earnings (loss) before income taxes	209,565	27,056	12,831	(221,167)	28,285
Income tax recovery					(49,911)

Net earnings					$78,196

20 CAMECO CORPORATION

19.	Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Related party transactions

Through an unsecured shareholder loan, Cameco has agreed to fund Inkai’s costs related to the evaluation and development of block 3. The limit of the loan facility is $175,000,000 (US) and advances under this facility bear interest at a rate of LIBOR plus 2%. At June 30, 2016, $160,935,000 (US) of principal and interest was outstanding (December 31, 2015—$157,492,000 (US)).

Cameco’s share of the outstanding principal and interest was $83,744,000 at June 30, 2016 (December 31, 2015—$87,188,000) (note 6). For the quarter ended June 30, 2016, Cameco recorded interest income of $508,000 relating to this balance (2015—$500,000). For the six month period ended June 30, 2016, interest income was $1,045,000 (2015—$982,000).

20.	Subsequent event

In July 2016, Cameco agreed to terminate a long-term supply contract with one of its utility customers that was effective for the years 2016 through 2021. The resulting gain on contract settlement of $46,700,000 will be reflected in our financial results for the third quarter as other income.

2016 SECOND QUARTER REPORT 21